EXHIBIT 1
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CONTACT INFORMATION:

Public Relations                        Investor Relations
Kimberly Emmerson                       Chaya Cooperberg
(519) 746-6114 ext. 2562                (519) 746-6114 ext. 2757
kemmerson@descartes.com                 ccooperberg@descartes.com
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          THE DESCARTES SYSTEMS GROUP INC. ANNOUNCES OFFER TO PURCHASE
                             CONVERTIBLE DEBENTURES


WATERLOO, ONTARIO, August 1, 2002 -- The Descartes Systems Group Inc., (Nasdaq:DSGX), today announced that it is offering to purchase for cancellation up to U.S.$51,428,571 aggregate principal amount of its 5.50% Convertible Unsecured Subordinated Debentures due July 30, 2005 (the "Debentures"). Descartes will pay a cash price of U.S.$700 for each U.S.$1,000 principal amount of Debentures, plus accrued and unpaid interest (subject to any applicable withholding tax) to but excluding the date of purchase. The Debentures trade on the Toronto Stock Exchange under the symbol DSG.DB.U. As of July 30, 2002, there were outstanding Debentures in the aggregate principal amount of U.S.$72,000,000.

The offer will be made by way of an issuer bid subject to various conditions typical of a transaction of this nature and will be open for acceptance until 5 p.m. EDT on September 6, 2002, unless extended or withdrawn.

Management and the Board of Directors of Descartes believes that the proposed purchase of its Debentures is an effective use of Descartes' financial resources and in the best interests of its shareholders.

The issuer bid circular with the terms of the offer and instructions for tendering Debentures will be mailed to holders of the Debentures today, as well as filed with Canadian provincial securities regulators and the U.S. Securities and Exchange Commission. For additional information or assistance, Debentureholders may contact their investment dealer, stockbroker, bank, trust company or other nominee through which their Debentures are held. Debentureholders may also contact the dealer managers for the offer, Griffiths McBurney & Partners (in Canada) or Griffiths McBurney & Partners Corp. (in the United States) at 1-800-735-1463, the information agent, D.F. King & Co., at 1-800-628-8510, or the depositary, CIBC Mellon Trust Company, at 1-800-387-0825.

This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities. Debentures may only be tendered pursuant to the terms of the offer set forth in the issuer bid circular and its accompanying letter of transmittal.
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ABOUT DESCARTES
The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG) is a trusted provider of logistics management technology. In over 60 countries Descartes' leading logistics solutions drive operational efficiency, enhance customer responsiveness and improve precision in purchasing for global organizations. For more information, visit www.descartes.com.

All registered and unregistered trademarks mentioned in this release are the property of their respective owners.

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This new release may contain forward-looking statements which involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or the developments in the Company's business or its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the volatility of the market price of the Debentures, global economic and political conditions, the extent to which Debentureholders determine to deposit their Debentures under the offer, Descartes' liquidity and capital resources, the availability of future financing to Descartes and other factors discussed in the section entitled "Risk Factors" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Forward-looking statements are based on management's current plans, estimates, opinions and projections as of the date they are made, and the Company does not undertake to update forward-looking statements if assumptions of these plans, estimates, opinions or projections should change.